SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                 Amendment No. 1

                            VICTORIA INDUSTRIES, INC
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                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
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                         (Title of Class of Securities)

                                   77578R 10 0
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                                 (CUSIP Number)

                                High Peaks Corp.
                         556 Main Street, Hunkins Plaza
                               Charlestown, Nevis
                                 (260) 353-8528
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 18, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d.-1(g), check
the following box [   ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the Notes).


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CUSIP No.     77578R 10 0


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1)   Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons
     (entities only):

     High Peaks Corp.

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2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
     (b) X

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3)   SEC Use Only

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4)   Sources of Funds (See Instructions):   PF

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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)

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6)   Citizenship or Place of Organization:   Charlestown, Nevis

Number of           (7)  Sole Voting Power:           941,643
Shares Bene-
ficially            (8)  Shared Voting Power          -0-
Owned by
Each Report-        (9)  Sole Dispositive Power:      941,643
ing Person
With               (10)  Shared Dispositive Power     -0-

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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

     941,643

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12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)

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13)  Percent of Class Represented by Amount in Row (11):

     8.6%
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14)  Type of Reporting Person (See Instructions):   CO

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Item 1. Security and Issuer

     This statement relates to the common stock, $0.001 par value ("Common Stock") of Victoria Industries, Inc. (the "Company" or the "Issuer"). The principal executive offices of the Issuer are presently located at 551 Fifth Street, Suite 601, New York, NY 10017.

Item 2.   Identity and Background

     This statement is filed by High Peaks Corp., corporation, whose business address is 556 Main Street Hunkins Plaza, Charlestown, Nevis.

     During the last five (5) years, High Peaks Corp. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five (5) years, High Peaks Corp. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration

     On December 18, 2003, the Company converted the debt owed by them to High Peaks Corp. into common shares of the Company at a price of $0.10 per share.


Item 4.   Purpose of Transaction

     Satisfaction of conversion of debt into equity.

Item 5.  Interest in Securities of the Issuer

     As of December 18, 2003, the aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover pages.

     The powers of the Reporting person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover pages.

     No transactions in the class of securities reported on were effected by any of the persons named in this Item 5 during the past 60 days.


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

     Except as set forth elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

A. Subordinated Convertible Note, dated September 30, 2003, between the Company and High Peaks Corp. **

     ** filed as an Exhibit to the Company's Current Report on Form 8-K dated December 23, 2003.


SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2003


/s/ Sergey Joukassov
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High Peaks Corp.


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